Filed by Avon Products, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Avon Products, Inc.
Commission File No.: 1-4881

An audio replay of an investor call held on May 23, 2019, for which the following script was prepared, was made available by Avon Products, Inc. on its website on May 23, 2019.

FINAL SCRIPT NATURA/AVON MAY 23, 2019

Speaker: Roberto MARQUES

Good morning to all of you and thank you for joining us on this call. I’m very excited to be presenting to you the transaction that we announced last night, bringing Avon into the Natura &Co group and creating a leading global Direct-to-Consumer beauty group. We are bringing together two industry leaders with strong commitments to making positive social impact and empowering women.

I am joined on this call by João Paulo Ferreira, Natura CEO and Viviane Behar, our head of Investor Relations. I am also very pleased to welcome Jan Zijderveld , CEO of Avon Products, who will share with us his perspective on the transaction We will run you through the main highlights of the transaction, and we will then be happy to take your questions.

Slide 3
Speaker: Roberto MARQUES

Let’s begin on slide 3 with the headline messages of this transaction:

●	By joining with Avon, Natura &Co will become the world’s fourth-largest pure play beauty company, with combined gross sales of above US$10 billion
●
The combination marks another transformational step towards building a global, multi-brand, multi-channel group, reaching over 200 million consumers through iconic brands serving various consumer profiles and distribution channels

●
We are uniting two purpose-driven forces that believe that business can be a force for good and are committed to generating social and economic value, promoting sustainability and the empowerment of women

●	By leveraging Natura’s expertise, the combination will also allow Avon to speed up the implementation of its Open Up Avon strategy to achieve its vision of a digital social selling beauty company
●
The transaction is driven by a powerful industrial logic that will help accelerate growth, by reinvesting digital, product innovation and brand initiatives, enabled by the targeted annual synergies of between US$150 million and US$250 million

I will develop all these points throughout the presentation, but before that, let’s look at the key transaction highlights on slide 4.

Slide 4

The transaction we are announcing today is an all-share transaction, under which each Avon share will be exchanged for 0.300 Natura shares.

This implies a premium of 28% to Avon’s undisturbed trading price, giving Avon an enterprise value of US$3.7 billion.

The proposed parity will give Avon’s current shareholders ownership of 24% of the combined company, while Natura &Co’s shareholders will hold the remaining 76%.

The goal is to list the Group on the São Paulo B3 market, with a public float of 55% and with ADRs listed on the New York Stock Exchange.

Finally, the transaction is subject to customary closing conditions, including approval by shareholders of both companies and regulatory approvals. We expect closing to occur in early 2020.

Slide 5

This transaction has a powerful and compelling strategic rationale, as you see on slide 5, accelerating the constitution of a global multi-brand, multi-channel group.

First of all, it’s another step in consolidating a purpose-driven Group. Avon’s strong heritage of social causes and commitment to the empowerment of women resonates with Natura’s & Co’s vision of making a positive social and environmental impact as part of its triple bottom line approach.

Second, we are taking another major step in building a portfolio of global brands, in line with our strategy.  Avon will be an iconic pillar, alongside Natura, Aesop and The Body Shop.

Third, the combination will focus on driving growth and invest in three strategic areas: Digital/E-commerce, R&D and Brand marketing. Those investments will be enabled by important synergies of between US$150 million and US$250 million on an annual basis, which we target to achieve within 36 months. These synergies are principally across Brazil and Latin America.

Also, the Group that results from today’s combination is a truly multi-channel Direct-to-Consumer leader, able to reach more than 200 million consumers through its network of 6.3 million passionate consultants and representatives, its 3,200 stores and its growing digital platform.

Finally, the new combined entity creates a strong platform to accelerate the Group’s internationalization, enhance its presence in core markets in Latin America and gain a stronger presence across key categories with a complementary product portfolio.

And now, I am pleased to hand over to Jan to present Avon´s perspective.

Slide 6
Speaker: Jan ZIJDERVELD

Thank you Roberto.

This is a historic next step for Avon – one that the Board and I believe will provide a long-term home for this iconic business.

To tell you a bit more about Avon, our vision is grounded in a strong purpose with a heavy emphasis on empowering women. Our purpose-driven foundation is something we share in common with Natura and something we are particularly excited about. To name a few, Stand4her is one of our global programs to help create opportunities for women to help them build their own success in their own way and on their own terms. And, the Avon Foundation for Women, which was founded in 1955, has contributed over $1 billion to-date.

Now, turning to the components of our business. The majority of our revenue in 2018 came from our beauty category. In terms of geography, we have a diverse footprint, with nearly 40% of revenues derived from Latin America and 40% in EMEA.

Slide 7
Now turning to slide 7…we have a strong global presence, with sales operations in 56 countries and distribution in an additional 21, all supported by a team of millions of Avon Representatives around the world. In addition to our leading position in Latin America, we have leadership positions in key markets including Latin America, Russia and the Philippines across key categories like color, skin care and fragrance.

Slide 8
As Chan mentioned, last year we started a plan to ‘Open Up Avon’ and return the Company to growth. Slide 8 outlines our ‘Open Up Avon’ strategy and at its core is the belief that Avon must accelerate its pace of change and transform this business. In that time we have worked to we have rebooted direct selling, modernized the brand, unlocked digital and e-commerce capabilities, and driven a performance culture. Since announcing this plan, the whole Avon team has executed with a renewed sense of focus and urgency.

Today we are positioned as a stronger, more competitive company. Combining with Natura is an exciting next chapter for Avon, and will enable us to accelerate our ‘Open Up Avon’ strategy and help us further expand into the online channel.

In particular, we will be able to step-change our e-commerce and digital capabilities to create a world-class digital beauty company. We will have access to a bigger portfolio of products and innovations and we will further improve our core social selling fundamentals, by creating one of the world’s premier direct-selling companies.

Importantly, like Natura, Avon has a purpose-driven culture and a strong commitment to doing right by our people and our communities. Avon empowers women around the world and helps them build success in their own way on their own terms.

Before I turn the call back over to Roberto, I would like to thank the Avon team members for their unwavering dedication and hard work. Their incredible efforts have created positive momentum and built a strong foundation that is now much better positioned to succeed.

With that, I’ll turn the call back over to Roberto.

Slide 9
Speaker: Roberto MARQUES

Thank you

As I mentioned in the introduction, this is another transformational step in Natura &Co’s journey towards constituting a purpose-driven, multi-brand, multi-channel global group that brings under the same roof four leading businesses and a portfolio of iconic brands.

Slide 9 sums up that journey: It began with one store in São Paulo exactly 50 years ago, when Natura was founded. The 1990s saw the first steps in internationalization with a move into other Latin American countries. In 2013, we evolved into a multi-brand group with Aesop, and then in 2017 took another major step forward in terms of international presence and multichannel development with The Body Shop.

And now, with Avon we mark another step-change to promote social, economic and environmental progress on an even bigger scale.

I’d like to stress again here the philosophy that underpins this construction. We strongly believe in two complementary concepts: Autonomy and Interdependence. We aim to empower each business and brand and preserve its identity, while getting the most out of the Group through transfer of knowledge and best-practices.

As I said, Natura &Co is a purpose-driven group, committed to the triple bottom line. Our purpose is to nurture beauty and relationships for a better way of living and doing business, and each business and brand has a mission in line with this overarching purpose. With Avon, we will be adding a platform that is equally committed to making a positive impact.

Now let me hand over to João Paulo Ferreira to comment on the new scale of the Group

Slide 10
Speaker: João Paulo FERREIRA

Thank you Roberto.

Natura is celebrating its 50th anniversary this year, and as I have already mentioned on other occasions, this is really the first year of the next 50 years. Today´s transaction is indeed a new milestone for us.

Turning now to the transaction on slide 10, the addition of Avon allows Natura &Co to significantly advance in the global beauty rankings.

The combined company is expected to have gross revenues of above US$10 billion.

Upon closing, it will have 6.3 million consultants and a presence in 100 countries, strengthening its sales force and its global footprint.

The combined Group will be a leader in direct-to-consumer, with multiple touchpoints on a daily basis through its truly multi-channel network.

Leveraging its iconic brands, common passion for relationships and its multi-channel capabilities, the expanded group will bring beauty to over 200 million consumers across the world, anytime, anywhere, every day

Slide 11

On slide 11, you see that we are also creating a major platform to accelerate the internationalization of Natura &Co, in line with our strategy.

The combined group will have an enhanced footprint in core Latin American markets.

With the transaction, Natura & Co is taking another giant step towards becoming even more global and international, with close to 70% of sales expected to be outside of Brazil, compared to today’s 55%, as shown on the pie charts.

Latin America in total, including Brazil, will represent about 56% and Asia Pacific and Europe, the Middle East and Africa represents the balance.

In Latin America only, the combined group will have more than 3.2 million consultants and representatives, who will have greater access to a broader and more diversified product portfolio and services, which will allow them to improve their business and better serve clients.

As you see on the graph on the bottom left-hand side of the slide, there are almost 500,000 consultants who have already bought into the combination before it is formalized, so to speak, by selling both Natura and Avon products.

Slide 12

The combination also builds on the respective strengths of Natura &Co and Avon to develop a complementary portfolio and better position the Group for category leadership, enhancing value for consumers, consultants and representatives across Latin America, as shown on slide 12.

Why? Because the combined group will boast:

●	Leadership in fragrance and body care with Natura
●	A leading position in color and face care with Avon
●	A meaningful presence in personal care with both Natura and Avon

Alongside these core beauty categories, the combination also takes Natura & Co into fashion and home, which is a category with development potential.

Now let me hand back to Roberto.

Slide 13
Speaker: Roberto MARQUES

Synergies are obviously one of the catalysts of this transaction, but they are not a goal in themselves. Rather, they are a means to free up resources that can be reinvested in core capabilities that will accelerate our growth. For us, uniting Natura and Avon is clearly a growth combination.

On slide 13, we detail the three strategic areas in which we intend to allocate those resources to accelerate growth:

The first is digital and e-commerce. As you know, digital is transforming Direct Selling and creating a myriad of opportunities to connect with consumers, create lasting relationships and develop Social Selling. The combination is a powerful Direct-to-Consumer platform, and we will continue to invest to boost the relevance of digital technology for consultants, upgrade service and improve the overall experience.

A second key area is stepping up investments in Research & Development and innovation in such fields as sustainable materials.

And third is brand initiatives, where we can enhance differentiation through segmented marketing and combine our knowledge of consumers and consultants with digital capabilities to improve our CRM and make more personalized offers. Natura´s success in digitalizing its operations is a scalable platform.

We strongly believe further upside can be generated by the combination of our two companies. Indeed, we believe it unlocks potential to implement innovative initiatives and create further value by leveraging the Group’s scale and know-how.

This slide provides several examples, such as:

Optimizing the product portfolio and category profile and increasing sales by combining know-how on digital solutions.

Another is leveraging the respective footprints of four different businesses to grow other brands, along the lines of what we discussed at our recent Investor Day, with Natura helping The Body Shop in Latin America and, conversely, The Body Shop guiding Natura into Asia.

A third key aspect is the potential to optimize Avon’s Brazilian operations by harnessing Natura’s know-how and capabilities.

The fourth is fully capitalizing on the powerful multi-channel platform that Natura & Co has become to better serve consultants and consumers, giving them access to two iconic beauty brands. This should result in increasing consultant retention, unlocking further growth catalysts.

Slide 14

These re-investments in strategic areas that I just mentioned will be enabled by important target synergies we expect to generate going forward.

This combination is driven by a powerful industrial logic that will improve the offering, capabilities and services of the group’s more than 6 million consultants and representatives.

We have extensively mapped synergies and estimate them in a range of between US$150 million and US$250 million on an annual basis. We expect those synergies to be fully captured within 36 months of closing.

The synergies would be largely achieved across the Brazil and Latam footprint and are spread in three major buckets:

The first of those is sourcing. As you know, procurement is already one of the main areas of synergies within Natura &Co, as we presented at our recent Investor Day, and we see strong potential to enhance that through optimized purchasing of raw materials, freight and warehousing, advertising and catalogues and back-office functions.

The second bucket is manufacturing & distribution, by optimizing our distribution center footprint, reducing the complexity of our overall plant organization and consolidating such activities as cargo and as a result, improving service level to our consultants and representatives.

Administrative expenses is another opportunity, through better integration of areas such as IT, data centers and networks.

We estimate that the cost to achieve these synergies is a one-time of about US$125 million, which would be incurred between 2020 and 2022.

The capture of these significant synergies will contribute to enhance our medium-term profitability.

Slide 15

On slide 15, you see the pre- and post-transaction shareholding structure.

On the right-hand side of the slide, you see that Natura &Co’s current shareholders would own 76% of the combined company and Avon’s shareholders the remaining 24%.

The share in the combined Group of Natura’s founding and controlling shareholders would be 45.1%, and the free float would be 54.9%.

Slide 16

On slide 16, we look at some key governance aspects.

A new holding company will be created as a parent company to Avon and the Natura companies, preserving the autonomy of each business and brand, while implementing the interdependent business model already in place within Natura &Co. Each company will maintain its headquarters where they are presently located.

We envision 4 major business units led by 4 operating CEOs:
●	Natura & Avon Latam;
●	Avon & Natura International;
●	The Body Shop;
●	And Aesop, which will both continue as standalone business units

We also plan to create the position of Sustainable Growth Officer to focus on long-term growth and ensure better coordination among the businesses and brands for the benefit of the Group.

The combined company’s Board will reflect the relative ownership of the new shareholder base. After closing, the board will be comprised of 13 members, of which 10 members will be from Natura &Co and 3 will be from Avon. The three founders of Natura will remain as Co-Chairmen of the Board and the Executive Chairman will also serve as group CEO.

Slide 17

Let me conclude on slide 17 with the key takeaways.

●
In terms of financial metrics, the transaction values Avon’s equity at about US$1.9 billion and gives it an enterprise value of US$3.7 billion. This implies a multiple of 9.5 times excluding the expected synergies and 6.7 factoring in the full impact of the target synergies.

●
This combination creates the fourth-largest pure play beauty group in the world, with annual gross sales exceeding US$10 billion. It also creates a leader in Direct-to-Consumer, with direct, daily interactions with a base of more than 200 million consumers, like no other company in the beauty industry.

●	With the addition of Avon, Natura &Co is taking another transformational step to build a multi-brand, multi-channel group.

●	Uniting these two purpose-driven forces will also amplify our pioneering efforts to generate social, environmental and economic value, promote diversity and combat the threat of climate change.

●	The combination will also allow Avon to accelerate the implementation of its Open Up Avon strategy

●
And the transaction is driven by a powerful industrial logic that will help accelerate growth by reinvesting the targeted annual synergies of between US$150 million and US$250 million in digital, product innovation and brand marketing

With this, thank you very much for your attention and we are now happy to take your questions.  Jose Filippo, CFO of Natura &Co, Robert Chatwin, Chief Transformation Officer of Natura &Co, and Josie Romero, VP of supply chain and logistics for Natura &Co join us for the Q&A.

After the Q&A session

If there are no more questions, we will now end this call. This is a very exciting day for us as we take another transformational step in our journey to become a global, multi-brand and multi-channel group. There are still some steps to go and we will update you along the way, so we look forward to our future exchanges. Thank you again for joining us at short notice and have a great day!

Cautionary Statements for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this letter that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed combination of Avon and Natura &Co; our beliefs relating to value creation as a result of a potential combination with Natura &Co; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura &Co’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward looking statements. They include, among other things, statements regarding our anticipated or expected results, future financial performance, various strategies and initiatives (including our transformation plan, Open Up Avon, stabilization strategies, cost savings initiatives, restructuring and other initiatives and related actions), costs and cost savings, competitive advantages, impairments, the impact of foreign currency, including devaluations, and other laws and regulations, government investigations, results of litigation, contingencies, taxes and tax rates, potential alliances or divestitures, liquidity, cash flow, uses of cash and financing, hedging and risk management strategies, pension, postretirement and incentive compensation plans, supply chain and the legal status of the representatives. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding our current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, our ability to improve our financial and operational performance and execute fully our global business strategy, the effect of economic factors, our ability to improve working capital, our ability to reverse declines in active representatives, general economic and business conditions in our markets, our ability to attract and retain key personnel, competitive uncertainties in our markets, any changes to our credit ratings and the impact of such changes on our financing costs, rates, terms, debt service obligations, access to lending sources and working capital needs, the risk of an adverse outcome in any material pending and future litigation and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Item 1A of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Other risks and uncertainties include the timing and likelihood of completion of the proposed combination of Avon and Natura &Co, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Avon’s shareholders may not approve the proposed transactions; the possibility that Natura &Co’s shareholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Avon and Natura &Co will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; the effect of the announcement, pendency or consummation of the proposed transactions on customers, employees, representatives, suppliers and partners and operating results; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Participants in the Solicitation

Natura &Co, Avon, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Natura &Co’s directors and executive officers will be set forth in the definitive joint proxy statement/prospectus, and information about Avon’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 2, 2019, which also may be obtained free of charge from the investor relations page of Avon’s website www.Avonworldwide.com.  To the extent holdings of Avon securities have changed since the amounts contained in the proxy statement for Avon’s 2019 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Natura &Co and Avon file with the SEC.

Additional Information and Where to Find It

The proposed transaction involving Natura &Co and Avon will be submitted to Avon’s shareholders and Natura &Co’s shareholders for their consideration.  In connection with the proposed transaction, Natura &Co will prepare a registration statement on Form F-4 that will include a joint proxy statement/prospectus for Avon’s shareholders to be filed with the Securities and Exchange Commission (“SEC”).  Avon will mail the joint proxy statement/prospectus to its shareholders, and Avon and Natura &Co will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Natura &Co or Avon may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Natura &Co or Avon with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Natura &Co by going to its investor relations page on its corporate web site at www.NaturaeCo.com and from Avon by going to its investor relations page on its corporate web site at www.Avonworldwide.com.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.